Exhibit 99.2

[Unofficial Translation from Hebrew]

[Certified by the Registrar of Companies on November 12, 1996]

Companies Ordinance [New Version], 5743-1983
Memorandum of Association

1.	Name of the company in Hebrew: ALLOT LTD

in English: ALLOT LTD

2.	The purposes for which the company was established are:

a.	to engage in the business of computers, hardware and software, including research and development, marketing, consulting and selling of knowledge.

b.	any other engagement for which the board of directors of the company shall determine.

3.	The liability of the members is limited.

4.	The share capital of the company is NIS29,400 divided into 29,400 ordinary shares, in the name, par value NIS1, each.

We the undersigned hereinafter wish to incorporate a company pursuant to this memorandum of association, and agree to each take the number of shares in the company's share capital as written aside each name.

Names of Undersigned and their I.D. Numbers	Number of Shares Taken	Signatures
Hanibaal Ltd. P.C./51-238763-0	6,712	/s/ Gideon Duvshani

Odem Rotem Ltd. P.C./51-226932-5	5,816	/s/ Yosef Elihav (on behalf)

Doina Computers and Investments Ltd. P.C./51-238769-7	2,237	/s/ Michael Rotenberg

Koteret Company for Consulting and Technical Documentation Ltd. P.C./51-099040-1	671	/s/ Yaffa Krindel

Michael Shurman I.D. 016770810	671	/s/ Michael Shurman

Total Shares Taken	16,107

Date: October 31, 1996	Witness to the aforementioned signatures: Elihav Yosef /s/ Elihav Yosef